Mail Stop 3561

December 9, 2009

Elli Levinson-Sela, General Counsel
Blue Square-Israel Ltd.
2 Amal Street
Rosh Ha'ayin 48092
Israel

      Re: **Blue Square-Israel Ltd.**
                Form 20-F for the Fiscal Year Ended December 31, 2008
                Filed June 29, 2009
                File No. 1-14426

Dear Mr. Levinson-Sela:

      We have completed our review of the above referenced filing and we have no further comments at this time.

                Sincerely,

                H. Christopher Owings
                Assistant Director